Central European Distribution Corporation

Two Bala Plaza, Suite 300

Bala Cynwyd, Pennsylvania 19004

January 19, 2006

BY FACSIMILE AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	Central European Distribution Corporation

Registration Statement on Form S-3

File No. 333-129073

Dear Mr. Owings:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Central European Distribution Corporation (the “Company”) hereby requests that the effectiveness of the above-captioned registration statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective at 4:00 pm, Washington, D.C. time, on January 19, 2006, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness of, and staff comments on, the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please call Frank Adams of Dewey Ballantine LLP at (212) 259-6605.

Very truly yours, CENTRAL EUROPEAN DISTRIBUTION CORPORATION

By:	/s/ Christopher Biedermann
Name: Christopher Biedermann Title: Chief Financial Officer